SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 18)

ROHN Industries, Inc. (Formerly UNR Industries, Inc.)

(Name of Issuer)

Common Stock

(Title Class of Securities)

775-381-106

(CUSIP Number)

John H. Laeri, Jr., Trustee
UNR Asbestos-Disease Claims Trust
161 South Lincoln Way, Suite 206
North Aurora, Illinois 60542
(630) 892-5757

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Gary P. Kreider, Esq.
Keating, Muething & Klekamp, P.L.L.
1400 Provident Tower
One East Fourth Street
Cincinnati, Ohio 45202
(513) 579-6411

July 19, 2002

(Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box[ ].

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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 1        NAME OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          UNR Asbestos-Disease Claims Trust
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 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)[ ]
                                                                     (b)[X]

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 3        SEC USE ONLY

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 4        SOURCE OF FUNDS*

             N/A
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 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                             [ ]

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 6        CITIZENSHIP OR PLACE OF ORGANIZATION

             Illinois
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                              7      SOLE VOTING POWER

        NUMBER OF                    22,556,558
         SHARES
      BENEFICIALLY            --------------------------------------------------
        OWNED BY
          EACH                8      SHARED VOTING POWER
        REPORTING
       PERSON WITH                   0

                             ---------------------------------------------------

                              9      SOLE DISPOSITIVE POWER

                                     22,556,558
                             ---------------------------------------------------

                             10      SHARED DISPOSITIVE POWER

                                     0
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          22,556,558
--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          55.2%
--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
             OO
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     This Amendment No. 18 amends the Schedule 13D filed on March 5, 1990 as amended by Amendment Nos. 1 through 17 (the “Schedule 13D”) by the UNR Asbestos-Disease Claims Trust (the “Trust”) with respect to the Common Stock, par value of $.01 per share (the “Common Stock”), of ROHN Industries, Inc. (formerly UNR Industries, Inc.), a Delaware corporation (“ROHN”). This Amendment is being filed to present in one filing current responses to all items of Schedule 13D. All capitalized terms used in this Amendment and not otherwise defined herein have the meaning ascribed to such terms in Schedule 13D.

Item 1.   Security and Insurer.

      Item 1 of the Schedule 13D is amended in its entirety to read as follows:

     This statement on Schedule 13D (“Statement”) relates to the Common Stock, par value $2.50 per share (the “Common Stock”) of ROHN (formerly UNR Industries, Inc. (“UNR”)), which has its principal offices at 6718 West Plank Road, Peoria, Illinois 61604.

Item 2.   Identity and Background.

      Item 2 of the Schedule 13D is amended in its entirety to read as follows:

     This Statement is being filed by UNR Asbestos-Disease Claims Trust (the “Trust”), which is governed by the laws of the State of Illinois and was formed as an irrevocable trust pursuant to a Trust Agreement executed February 23, 1990 in form approved by the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division. The Trust was formed to implement certain portions of a plan of reorganization, more particularly referred to below.

     On July 29, 1982, UNR and ten of its affiliates filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court. The filings were precipitated by contingent liabilities resulting from pending and potential litigation involving claims against UNR and its affiliates relating to asbestos related diseases.

     On June 2, 1989, the Bankruptcy Court confirmed UNR’s Consolidated Plan of Reorganization dated March 14, 1989. Portions of the Plan and the Trust Agreement are summarized herein. These summaries are qualified by reference to the Trust Agreement (including Annexes A and B thereto) and the Plan, copies of which are attached hereto as Exhibits 1 and 2, respectively. Capitalized terms not otherwise defined in this Statement are used as defined in the Plan and the Trust Agreement.

     UNR was required by the Plan to issue 29,437,004 shares of Common Stock to the Trustees of the Trust for the benefit of holders of Asbestos-Disease Claims. The Trust received 29,437,004 shares of Common Stock of UNR on February 23, 1990.

      The Trust is administered by three independent persons as trustees. The current Trustees of the Trust are John H. Laeri, Jr., Michael E. Levine, and Alison Overseth. The Trustees have elected John H. Laeri, Jr. as Chairman and David Maxam as Executive Director.

     Mr. Laeri, 66, has since 1991 been Chairman of Meadowcroft Associates, Inc., a private investment banking firm formed by Mr. Laeri after he retired as Managing Director of Credit Suisse First Boston Corporation. Mr. Laeri is also President and Chief Executive Officer of The GolfCoach, Inc., a golf products marketer, and serves as the Chairman of the Board of Celotex Corporation. Mr. Laeri is also a director of Raytech Corporation and of ROHN.

     Mr. Levine, 61, has been Chairman of the Board of Directors of ROHN since May 1999 and an adjunct professor at Harvard Law School from July 1999. From August 1994 to March 1999 he was Executive Vice President-Marketing and International of Northwest Airlines Corporation.

     Ms. Overseth served in the investment banking department of First Boston from 1984 to 1992, The Fund For The City Of New York from 1992 until 1995 and presently serves as an independent management consultant. She is a Trustee of the American Home Products Diet Drug Settlement Trust and President and a Director of the Partnership for After School Education.

     The Trust generally may take action by a vote of at least three Trustees at a meeting at which a quorum of at least three Trustees is present. Each Trustee will serve until death, resignation or removal. Any Trustee may be removed if disabled or for other good cause, which includes certain conflicts of interest. A vacancy in the position of a Trustee is filled (i) by unanimous vote of the remaining Trustees, with the consent (not to be unreasonably withheld) of the Trust Advisory Committee (the “TAC”), or (ii) if the Trustees are unable to appoint a successor within 90 days of the vacancy, by application by the Trustees to the Bankruptcy Court which shall appoint a successor Trustee upon recommendations received from the TAC.

     The TAC is a three member Trust Advisory Committee, the initial membership of which were selected by the Official Creditor Committee of Asbestos-Related Plaintiffs. The issues concerning which the Trustees must consult the TAC are described in Section H.11 of the Procedures attached as Annex B to the Trust Agreement. In addition, the issues of Trust administration raised in Trust Agreements subsections 3.01(c)(xx) (merger with another claims resolution facility), 5.03(a) and 5.03(b) (appointment of successor Trustees), in the second sentence of 7.03 (amendments to Article VI) (which relates to the TAC) will require the consent of the TAC before the Trustees can implement any action on behalf of the Trust with respect thereto.

     During the past five years, neither the Trust nor any of the Trustees has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which any individual or entity was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     The principal office of the Trust is in the State of Illinois. The address of the principal office is 100 North Lincolnway, North Aurora, Illinois 60542. Each of the Trustees is a citizen of the United States.

Item 3.    Source and Amount of Funds or Other Consideration.

      Item 3 of the Schedule 13D is amended in its entirety to read as follows:

     On February 23, 1990, pursuant to the Plan, UNR contributed to the Trust 29,437,004 shares of Common Stock. The consideration for the Common Stock is set forth in Section 2.04 of the Trust Agreement.

Item 4.   Purpose of Transaction.

      Item 4 of the Schedule 13D is amended in its entirety to read as follows:

     Pursuant to the Plan, the Trust has been funded with 29,437,004 shares of Common Stock. The purposes of the transaction are set forth in Section 2.02 of the Trust Agreement.

      The Trustees do not expect to participate in the management of Rohn. The Board of Directors of Rohn consists of seven members. At the 2002 Annnual Meeting of Stockholders of Rohn held May 9, 2002 the voted its shares of Rohn in favor of electing Michael E. Levine, Stephen E. Gorman, John H. Laeri, Jr., Gene Locks, Brian B. Pemberton, Jordan Roderick and Alan Schwartz as the Board of Directors of Rohn.

     Depending on numerous circumstances, including the price of the Common Stock, the amount of the Trust’s holdings of Common Stock, the availability of funds and the benefits to the Trust, the Trust may sell some or all of its position in Rohn Common Stock, but it has no plans to do so.

     The Trust intends to review the dividend policy of UNR but has no present plan or proposal regarding the dividends.

     The Trust has informed Rohn that it is committed to maximizing shareholder value and is open to considering any transactions that will do so, including transactions that might result in issuing shares that would dilute its ownership.

     Except as set forth above, the Trust has no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Trust reserves the right to change its plans or intentions at any time and to take any and all actions it may deem appropriate to maximize the value of its investment in UNR.

Item 5.   Interest in Securities of the Issuer.

      Item 5 of the Schedule 13D is amended in its entirety to read as follows:

     The Trust is the beneficial owner of 22,556,558 shares of Common Stock. Subject to the terms of the Plan, the Trust has the sole power to vote its Common Stock and to dispose, or direct the disposition thereof. The Plan includes a restriction which provides that the Trust shall only have the power to sell its Common Stock with the approval of the Bankruptcy Court, after Notice of Hearing, if such sale is found by the Bankruptcy Court to be in the best interests of the holders of Asbestos-Disease Claims.

     The Trust has not effected any transactions in the Common Stock within the last sixty days.

      Messrs. Laeri, Levine and Ms. Overseth, as Trustees, may be deemed to be beneficial owners of the 22,556,558 Trust shares. Pursuant to Rule 13d-4, each of Messrs. Laeri, Levine, and Ms. Overseth disclaim beneficial ownership of the shares of Common Stock owned by the Trust.

      Mr. Levine beneficially owns 62,000 shares of the Common Stock of the Issuer. Mr. Laeri beneficially owns 25,000 shares of the Common Stock of the Issuer through an IRA account. In addition, Messrs. Laeri and Levine serve as directors of the Issuer. Pursuant to the Amended and Restated ROHN Industries, Inc. 1994 Nonemployee Director Stock Ownership Plan, nonemployee directors receive stock units as compensation for serving as a director. Messrs. Levine and Laeri hold 126,900 and 71,337 units, respectively.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

      Item 6 of the Schedule 13D is amended in its entirety to read as follows:

      See Items 2, 4 and 5.

Item 7.   Material To Be Filed as Exhibits.

      Item 7 of the Schedule 13D is amended in its entirety to read as follows:

     Exhibit 1 -- Trust Agreement as executed February 23, 1990.*

     Exhibit 2 -- Consolidated Plan of Reorganization dated March 14, 1989 (the “Plan”).*

     Exhibit 3 -- Time Note dated February 28, 1990 from the UNR Asbestos-Disease Claims Trust to the
                       Exchange National Bank of Chicago.*

     Exhibit 4 -- Renewal Time Note dated February 28, 1991 from the Trust to LaSalle National Bank.*

      * Previously filed

SIGNATURES

After reasonable inquiry and to the best of his respective knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: July 19, 2002	UNR ASBESTOS-DISEASE CLAIMS TRUST By: /s/ John H. Laeri, Jr. John H. Laeri, Jr., Trustee, Chairman